Exhibit 99.1

Hefei Municipal Government and EHang Announce Strategic Partnership in Low-Altitude Economy with US$100 Million Support Plan

GUANGZHOU, China, October 18, 2023 - EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading urban air mobility (“UAM”) technology platform company, announced that it has entered into a strategic cooperation agreement (“Agreement”) with the Hefei Municipal Government for the joint development of a low-altitude economy ecosystem in Hefei City, Anhui Province. EHang will participate in Hefei’s Full-Space Unmanned System Integrated Application Demonstration Project and launch regular operations with unmanned aerial vehicles (“UAVs”) in Luogang Central Park in Hefei. This park is set to become the world’s premier UAM super aerohub. The Hefei Municipal Government intends to provide EHang support in the form of coordinating or facilitating purchase orders, for no less than 100 units of the EH216 series UAVs, and financing support, amounting to a total of US$100 million. The specific timing, amount and type of support will be subject to additional definitive agreement.

Additionally, the Hefei Municipal Government will actively support EHang in diversifying UAV applications and cooperations in cultural tourism, emergency and rescue, logistics, firefighting and other “low-altitude +” scenarios within the local Hefei market. For accelerating the establishment of the Full-Space Unmanned System, the Hefei Municipal Government will also provide EHang with comprehensive support in utilizing land space, infrastructure development, and specialized operational subsidies. EHang intends to set up its regional headquarters for Eastern China in Hefei to promote UAV production, sales, and operations and accelerate UAM adoption in the area.

As a pilot area for the national low-altitude airspace management reform, Anhui Province is actively building a low-altitude industrial cluster. Hefei City stands as a central player with a pivotal hub node in Anhui Province’s pilot program and is committed to establishing itself as a regional service center for general aviation, especially in fostering favorable conditions for enterprises developing low-altitude economy in China. Recently, EHang’s flagship product, the EH216-S, has achieved a significant milestone by obtaining the world’s first type certificate for an unmanned electric vertical takeoff and landing (“eVTOL”) aircraft, issued by the Civil Aviation Administration of China. By leveraging the strategic advantages offered by Anhui Province and Hefei City, including location, talent pool, and favorable policies, EHang plans to methodically commence commercial operations with the EH216-S.

“EHang has bridged the gap in the field of low-altitude economy, securing its place in the history, which is a commendable achievement,” remarked Mr. Aihua Yu, Member of the Standing Committee of the Anhui Provincial Committee and Secretary of Hefei Municipal Committee, when meeting with Mr. Huazhi Hu, EHang Founder, Chairman and CEO. He highlighted that Hefei not only comprehends industrial development but also is committed to nurturing businesses on their growth. The partnership between Hefei and EHang will lead to a synergy as they join forces to seize the opportunities in the emerging low-altitude economy. The focus lies in achieving sustainable development goals, jointly exploring applications, advancing industrial infrastructure, and innovating business models. Enabling the product improvement through applications, the collaboration will transform leading advantages into developmental strengths, thereby propelling Hefei’s low-altitude economy. Wenfeng Liu, Director of Anhui Provincial Economic Information Center, Shaohe Yan, Chief Engineer of Anhui Provincial Transportation Department, and Xuetao Cheng, Quan Zhang, and Fei Yuan and other representatives from the Hefei Municipal Government attended the meeting.

Mr. Yunfeng Luo, Deputy Secretary and Mayor of the Hefei Municipal Committee, stated, “EHang’s innovative UAV technology holds tremendous potential across a multitude of sectors such as tourism, transportation, logistics, healthcare, emergency response and urban management. Through our collaboration, we aim to boost the synergistic innovation efficiency of Hefei’s low-altitude economic development and facilitate the integrated development of low-altitude domains. This partnership marks a meaningful milestone, and we are committed to working closely with EHang to propel Hefei’s low-altitude economy forward. Together, we will build a modern, comprehensive transportation system for the future with this new chapter in our cooperation and look forward to developing excellence.”

Mr. Huazhi Hu, Founder, Chairman and CEO of EHang, remarked, “We are delighted to partner with another influential city to propel the widespread growth of the emerging UAM sector. Hefei has consistently prioritized the development of unmanned technologies and boasts extensive experience in promoting emerging technology companies. In collaboration with the Hefei Municipal Government, we are committed to advancing safe, autonomous, and eco-friendly UAM solutions in Hefei as well as expanding commercial operations with the EH216-S to more cities. We have full confidence that this partnership will expedite the implementation of low-altitude industries with significant contributions to the high-quality development of low-altitude economy in China.”

About EHang EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang has obtained the world’s first type certificate for unmanned eVTOL from the Civil Aviation Administration of China in 2023. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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